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                              September 12, 2023

       Kwai Hoi Ma
       Chief Executive Office
       Real Messenger Corp
       695 Town Center Drive, Suite 1200
       Costa Mesa, CA 92626

                                                        Re: Real Messenger Corp
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed August 21,
2023
                                                            File No. 333-273102

       Dear Kwai Hoi Ma:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed August 22,
2023

       Cover page

   1. Please explain what the reference to "ninth note" issued on July 3, 2023 for $350,000 in your definition of
references to "Notes," or revise as necessary. In this regard, according to the disclosures in
Nova Vision's June 30, 2023 Form 10-Q, it appears the ninth note was issued on July 5,
2023 for $75,030.
   2. You state here and elsewhere throughout the filing that the Merger Consideration will be paid in the form of
4,500,000 newly issued PubCo Ordinary Shares that will be paid 20%
                                                        in PubCo Class A
Ordinary Shares and 80% in PubCo Class B Ordinary Shares.
                                                        However, you also refer
to the issuance of 450,000 PubCo Class A Ordinary Shares and
                                                        4,050,000 PubCo Class B
Ordinary Shares, which would equate to an allocation of 10% to
 Kwai Hoi Ma
FirstName LastNameKwai    Hoi Ma
Real Messenger Corp
Comapany 12,
September NameReal
              2023 Messenger Corp
September
Page 2    12, 2023 Page 2
FirstName LastName
         Class A and 90% to Class B Ordinary Shares. Please explain this apparent inconsistency or revise as necessary.
3. We note your response to prior comment 17. To the extent material, provide prominent disclosure about the legal and operational risks associated with being based in or having
         the majority of the company   s operations in China. Your disclosure
should make clear
         whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange. Please disclose the location
of your auditor   s
         headquarters and whether and how the Holding Foreign Companies Accountable Act, as
         amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
Prospectus Summary, page 1

4. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations of your subsidiaries, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your
 Kwai Hoi Ma
Real Messenger Corp
September 12, 2023
Page 3
         investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Questions and Answers About the Business Combination and the Extraordinary General Meeting
What happens to the funds deposited in the Trust Account following the Business Combination, page 11

6. Please provide us with the calculations that support the $17,171,788 cash held in the Trust as of August 21, 2023 both here and on page 14, or revise your disclosures as necessary.
Risk Factors, page 28

7. We note your response to our prior comment 7 and reissue the comment. Please include a corresponding risk factor for each risk mentioned in the risk factor summary and provide detailed discussion of why these factors pose a risk to public shareholders.
8. To the extent the Chinese government is able to exert significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Related to Real Messenger's Business
We have identified material weaknesses in our internal control over financial reporting.. ., page
42

9. We note your revised disclosures in response to prior comment 9. Please further revise to clarify which steps in your remediation efforts, if any, you have begun. In this regard, you state "we intend to take" a number of measures to remediate the material weakness, which implies you have not yet begun such efforts. However, you also state that you can give no
FirstName LastNameKwai Hoi Ma
       assurance that the measures "we have taken" or plan to take in the future will remediate
Comapany    NameReal
       the material    Messenger
                    weakness.   To Corp
                                   the extent you have begun such efforts,
revise to disclose any
       material costs incurred
September 12, 2023 Page 3      to date as part of your remediation plan.
FirstName LastName
 Kwai Hoi Ma
FirstName LastNameKwai    Hoi Ma
Real Messenger Corp
Comapany 12,
September NameReal
              2023 Messenger Corp
September
Page 4    12, 2023 Page 4
FirstName LastName
Risks Related to Nova Vision and the Business Combination
Nova Vision has identified a material weakness in its internal control over financial reporting. . ., page 46

10. Please further revise the risk factor that you added in response to prior comment 10 to also address the material weaknesses in Nova Vision's internal control over financial reporting. Address the steps taken or those that will be taken, to remediate such weaknesses and the resulting conclusions on Nova Vision's internal control over financial reporting.
Risks Related to PubCo's Securities
Pubco will be "an emerging growth company," as defined under the federal securities laws... , page 58

11. We note your revised disclosures in response to prior comment 12 where you state that
         Real Messenger Corporation "intends" not to opt out of the extended transition period for complying with new or revised accounting standards. Please further revise to disclose the actual election made by Real Messenger Corporation. In this regard, Question 13 of the
         Jumpstart Our Business Startups Act FAQs states that an emerging growth company must make such election at the time the company is first required to file a registration statement.
Proposal No. 2: The Acquisition Merger Proposal
Certain Projected Information of Real Messenger, page 86

12.      We note the term of the projections and the significantly reduced
Merger
         Consideration. Please explain the basis of the projections beyond year three and clearly describe how the assumptions relate to and resulted in the projected financial information, identifying the limitations of the projections, and addressing the expected Merger
         Consideration at the time the projections were provided. It should be clear from your revisions how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates is reasonable. In addition, revise to provide additional detail concerning the assumptions underlying each projected metric included in each table.
Business of Real Messenger
Overview, page 95

13. We note that a majority of your development team are employed by Real Corporation
         Limited, a Hong Kong entity, and all five of your directors reside in Hong Kong. Please revise to provide a detailed discussion regarding the types of data collected by the development team. As non-exclusive examples, clarify whether development team and
         Real Corporation Limited have access to U.S. citizens metadata, personally identifiable information, or any other types of data regarding U.S. users. To the extent they have
 Kwai Hoi Ma
Real Messenger Corp
September 12, 2023
Page 5
         access to such data, include a discussion regarding the ability of the PRC or Hong Kong to access or request such data, and provide risk factor disclosure as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations of Real
Messenger, page 109

14. We note your revised disclosures in response to prior comment 19 where you discuss various key metrics used by management in assessing the growth and prospects of your business. Please further revise to provide quantified information for each key metric for each period presented. Also, define each metric, explain how it is used, and describe how each is calculated. In addition, with regard to the number of downloads of the Real
         Messenger app, tell us the number or percentage of downloads that were active for each period presented and clarify how you define an active app. Refer to SEC Release No. 33-
         10751.
Unaudited Pro Forma Condensed Combined Financial Information, page 126

15. Your response to prior comment 1 refers to revised disclosures on page 127, which states that Nova's current public shareholders will own 17.65% of the issued share capital of
         PubCo. However, elsewhere in the filing (i.e. cover page and pages 9 and 134) you indicate that the public shareholders will own 24.35% of the issued share capital. Please explain this apparent inconsistency and revise your disclosures as necessary.
Notes to unaudited condensed combined financial statements
Basis of Presentation, page 131

16. We note that you removed pro forma adjustments (8) and (9) in response to prior comment 25. However, your disclosures on page 132 continue to state that you intend to enter into subscription agreements with various investors for the private placement of ordinary shares, which will close shortly before the closing of the Business Combination resulting in gross proceeds of $11.5 million. In your response, please tell us the status of any negotiations related to this Private Placement. To the extent you have commitments in place to close such Private Placements prior to the Business Combination as your disclosures imply, explain why you removed these adjustments. Alternatively, revise to include a discussion in your footnotes regarding the impact to the pro forma financial
FirstName LastNameKwai Hoi Ma
       statements, including pro forma earnings per share, if you were to receive such financing
Comapany    NameReal
       or the           Messenger
              implications  to Real Corp
                                    Messenger's business if such agreements are
not finalized, and
       revise
September   12,the disclosures
                 2023 Page 5 on page 132 as necessary.
FirstName LastName
 Kwai Hoi Ma
FirstName LastNameKwai    Hoi Ma
Real Messenger Corp
Comapany 12,
September NameReal
              2023 Messenger Corp
September
Page 6    12, 2023 Page 6
FirstName LastName
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 132

17. We note pro forma adjustment (4), which reflects the issuance of promissory notes to settle transaction fees, was added in response to prior comment 23. Please tell us whether you have secured these notes and if so, revise to disclose the name of the party that funded such notes. To the extent you have not secured such notes, explain further the basis of this pro forma adjustment.
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at
(202) 551-6756 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Lawrence Venick